Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

BATS Global Markets, Inc.

We consent to the inclusion in the registration statement on Form S-1 (No. 333-174166) of BATS Global Markets, Inc. of our report dated February 22, 2012, except for Note 21(b), as to which the date is March 1, 2012, with respect to the consolidated statements of financial condition of BATS Global Markets, Inc. as of December 31, 2011 and 2010, and the related consolidated statements of income, stockholders’ equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2011, and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP

Kansas City, Missouri

March 9, 2012